SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35150; File No. 812-15381

First Trust Real Assets Fund, et al.

February 28, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: First Trust Real Assets Fund; First Trust Private Credit Fund; First Trust Private Assets Fund; First Trust Alternative Opportunities Fund; Infinity Core Alternative Fund; Destiny Alternative Fund LLC; First Trust Hedged Strategies Fund; First Trust Capital Management L.P.; FT Alternative Platform I LLC; FT Offshore I LP; VCM Core Opportunities Fund LLC; FT Private Investment Platform I LLC; FT Real Estate Platform I LLC; Cornerstone Diversified Portfolio LP; Highland Capital Management Institutional Fund II LLC; Destiny Alternative Fund II LLC; CP Special Assets Fund LLC; Park Shore Multi Asset Strategy Fund LLC; FT Vest Hedged Equity Enhanced Income Fund LLC; Destiny Target Outcome Fund 2024-1 LLC; and Vivaldi Capital Management LP.

Filing Dates: The application was filed on August 23, 2022, and amended on January 19, 2023, and February 7, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, to the e-mail address listed below for the relevant Applicant. Hearing requests should be received by the Commission by 5:30 p.m. on March 25, 2024 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Marc D. Bassewitz, Esq., mbassewitz@firsttrustcapital.com , and Veena K. Jain, Esq., veena.jain@faegredrinker.com.

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' Second Amended and Restated Application, dated February 7, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.